INDEPENDENT INVESTMENT BANKERS, CORP.
Statement of Financial Condition
December 31, 2015

Assets:		
Cash and cash equivalents	$	202,756
Other assets		22,398
Property and equipment, net		1,285
Total assets	$	226,439
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	94,830
Total liabilities		94,830
Stockholder's equity:		
Common stock, 100 shares authorized with $0.01 par value, 100 issued and outstanding		1
Additional paid-in capital		45,914
Retained earnings		85,694
Total stockholder's equity		131,609
Total liabilities and stockholder's equity	$	226,439

See notes to the financial statements and independent auditors' report.